Exhibit (m)(2)(A)(v)

July 21, 2012

ING Investors Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Investors Trust Second Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

ING Investments Distributor, LLC (“IID”) hereby waives a portion of the distribution fee payable to IID for ING Large Cap Growth Portfolio (the “Portfolio”) under the ING Investors Trust Second Amended and Restated Shareholder Service and Distribution Plan (the “Distribution Plan”) in an amount equal to 0.04% per annum on the average daily net assets attributable to Adviser Class Shares.

The amount waived in accordance with this letter is in addition to the current waiver of 0.15% per annum in place on the average daily net assets attributable to the Portfolio’s Adviser Class Shares and the current waiver of 0.09% per annum on the average daily net assets attributable to Adviser Class Shares, as if the distribution fee specified in the Distribution Plan were 0.22%. By this letter, we agree to waive that fee by the additional 0.04% amount for the period July 21, 2012 through May 1, 2014.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

/s/ Michael J. Roland

Michael J. Roland

Executive Vice President

Agreed and Accepted:

ING Investors Trust

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments Distributor, LLC